

Mail Stop 3720

June 9, 2009

Mr. L. Bryan Shaul
Chief Financial Officer
Sun Healthcare Group, Inc.
18831 Von Karman, Suite 400
Irvine, CA 92612

>   **RE:**   **Sun Healthcare Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 4, 2009**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2009**
>   **Filed April 29, 2009**
>   **File No. 001-12040**

Dear Mr. Shaul:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 15. Exhibits
Exhibits 31.1 and 31.2

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 6. Exhibits
Exhibits 31.1. and 31.2

1. We note that you have omitted language from the introduction to paragraph 4
    and paragraph 4(b) of the certifications required by Exchange Act Rule 13a-
    14(a). Revise your certifications to include the language of paragraph 4 of Item
    601(31)(i) of Regulation S-K. More specifically, revise to refer to "internal
    control over financial reporting (as defined in the Exchange Act Rules 13a-15(f)
    and 15d-15(f))" immediately following your reference to disclosure controls and
    procedures in the introduction. In addition, revise to add the missing language
    from paragraph 4(b) as follows: "Designed such internal control over financial
    reporting, or caused such internal control over financial reporting to be designed
    under our supervision, to provide reasonable assurance regarding the reliability
    of financial reporting and the preparation of financial statements for external
    purposes in accordance with generally accepted accounting principles."

    Please file an amendment to each of the Annual Report on Form 10-K and
    Quarterly Report on Form 10-Q that includes a cover page, explanatory note,
    signature page and paragraphs 1, 2, 4 and 5 of the certifications.

Form 10-K for the Fiscal Year Ended December 31, 2008

Segment information, page 32

2. Discuss your net segment income (loss). Include in your discussion how you
    evaluate your segment's performance based on net segment income (loss)
    information. Please provide us with your proposed disclosures.

Liquidity and Capital Resources, page 36

3. Expand your discussion to provide a greater analysis of the sources of your
    funds, including the sufficiency of the $50 million credit facility, to meet your
    short-term and long-term liquidity needs. We note that your expected capital
    expenditures of $47 million to $53 million and your contractual obligations
    disclosed on page 41. In addition, we note that your Credit Agreement contains

restrictions on your ability to make other investments, capital expenditures and to incur additional debt. Please provide us with your proposed disclosures.

Capital expenditures, page 40

4. Disclose the amounts of your discretionary and non-discretionary expected capital expenditures of $47 million to $53 million.

Critical Accounting Estimates

Insurance, page 42

5. Refer to the second paragraph and provide the following information:

   a. Briefly describe the reported and paid loss development methods, expected loss method and the reported and paid Bornhuetter-Ferguson methods. In addition, disclose how you weight each of the methods used including the basis for that weighting.
   b. We note that the "foundation for each of these methods is [y]our actual historical reported and/or paid loss data." Describe the significant estimates and assumptions used in each method.
   c. Explain in more detail the nature of the "industry benchmark reporting and payment patterns" used and how this information is used to supplement your historical data.
   d. Describe all changes to the assumptions that had a significant impact on your reserves. We note your disclosures on page 43.

   Please provide us with your proposed disclosures.

6. Refer to the second and third paragraphs on page 43. Briefly describe the current available information that impacted your estimates for accident years and incidents that have been incurred but not reported claims. Please provide us with your proposed disclosures.

Goodwill and Accounting for Business Combinations, page 43

7. We note that goodwill accounted for 21.2% of total assets as of December 31, 2008. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Describe the significant estimates and assumptions you employed in your discounted cash flow analysis to determine the fair value of your reporting units in your impairment analysis. For example, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

    1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

    2) Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

    3) In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

    Please provide us with your proposed disclosures. For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Audit and Related Fees, page 18

8. In future filings, clarify that the amounts disclosed in this table are "in thousands" or provide the full amount of the fees.

Executive Compensation, page 22

Compensation Discussion & Analysis, page 22

Financial Performance Measure, page 25

9. We note that one of the company performance measures under your executive bonus plan is EBITDA. Since your definition of EBITDA differs from the definition derived from the acronym, in future filings, please label this non-GAAP measure as adjusted EBITDA or some other descriptive label. In addition, disclose how this non-GAAP financial measure is calculated from your audited financial statements.

Summary Compensation Table, page 31

10. In footnote 1, we note you incorporate by reference a portion of your 10-K for 2008. In future filings please remove the statement regarding incorporation by reference, here and in footnote 1 to your Director Compensation table, as your financial statement disclosures are deemed part of the disclosure. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Potential Payments upon Termination or Change in Control, page 37

11. In future filings, please briefly summarize the definitions of "cause, " "change in control" and "good reason."

Form 10-Q for the Quarterly Period Ended March 31, 2009

Note 1. Other Information, page 7

12. Expand to state that all adjustments are of a normal recurring nature or describe in detail the nature and amount of any adjustments other than normal recurring adjustments under Rule 10-01(b)(8) of Regulation S-X.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director